SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 4)

                            Magna Entertainment Corp.
                                (Name of Issuer)

                        Class A Subordinate Voting Stock
                         (Title of Class of Securities)

                                   559211 10 7
                                 (CUSIP Number)

                                Richard J. Crofts
                Executive Vice President, Corporate Development,
                          General Counsel and Secretary
                              MI Developments Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 726-7192
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

       Scott M. Freeman                          Kenneth G. Alberstadt
Sidley Austin Brown & Wood LLP          Law Office of Kenneth G. Alberstadt PLLC
      787 Seventh Avenue                        111 Broadway, 18th Floor
   New York, New York 10019                        New York, NY 10006
        (212) 839-5300                               (212) 404-7566

                                  March 4, 2005
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                         ------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                 Page 2 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     STRONACH TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    62,846,732
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           62,846,732
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,846,732
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                 Page 3 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     445327 ONTARIO LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    62,846,732
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           62,846,732
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,846,732
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                 Page 4 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     BERGENIE ANSTALT
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    64,494,022
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,682,515
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           64,494,022
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,682,515
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,176,537
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                 Page 5 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FAIR ENTERPRISE LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     JERSEY, CHANNEL ISLANDS
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    3,682,515
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           3,682,515
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,682,515
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                 Page 6 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     MI DEVELOPMENTS INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     ONTARIO, CANADA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    62,828,384
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           62,828,384
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,828,384
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                 Page 7 of 11 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FRANK STRONACH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     AUSTRIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    64,494,022
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,682,515
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           64,494,022
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,682,515
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,176,537
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                         ------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                 Page 8 of 11 Pages
---------------------                                         ------------------

Item 1. Security and Issuer.

      This Amendment No. 4 to Schedule 13D amends the amended and restated Statement on Schedule 13D (the "Statement"), filed by Frank Stronach, the Stronach Trust, 445327 Ontario Limited ("445327"), Bergenie Anstalt ("Bergenie"), MI Developments Inc. ("MID") and 1346457 Ontario Inc. on July 13, 2004 with respect to shares of the Class A Subordinate Voting Stock, par value $0.01 per share (the "Class A Shares"), of Magna Entertainment Corp., a Delaware company, as heretofore amended. This Amendment No. 4 is filed to reflect the adoption by the Stronach Trust, as sole shareholder of 445327, of certain arrangements relating to the exercise of voting power with respect to MID capital stock held by the Stronach Trust. Because the Stronach Trust holds a controlling voting interest in MID, the Stronach Trust may also be deemed to have beneficial ownership of any securities beneficially owned by MID, including any Class A Shares beneficially owned by MID. This Amendment No. 4 is filed by the Stronach Trust, 445327, Bergenie, Fair Enterprise Limited ("Fair Enterprise"), MID and Frank Stronach.

      All information in this Amendment No. 4 relating to Frank Stronach, the Stronach Trust, 445327, Bergenie or Fair Enterprise has been furnished by these entities and MID disclaims any responsibility for the accuracy or completeness thereof.

Item 4. Purpose of Transaction.

      On March 4, 2005, the Stronach Trust, as sole shareholder of 445327, adopted two representative designations with respect to 445437 under Section 102(2) of the Business Corporations Act (Ontario). The first designation (the "First Designation") appointed Frank Stronach as 445327's authorized representative to exclusively represent 445327 at all meetings of the shareholders of MID and to vote all shares of capital stock of MID owned by 445327 solely in the manner directed by the Stronach Trust. Prior to this designation, Mr. Stronach exercised such voting power, in accordance with the directions of the Stronach Trust, as sole director and officer of 445327, positions which he resigned simultaneously with his appointment as representative. The First Designation terminates automatically upon the death or disability of Mr. Stronach and upon the occurrence of certain other events ("Transition Events").

      The second designation (the "Second Designation" and, together with the First Designation, the "Designations") appointed Belinda Stronach, effective upon the occurrence of a Transition Event, as 445327's authorized representative with respect to shares of MID capital stock held by 445327 on similar terms, except that if the Second Designation becomes effective, Ms. Stronach will not be bound to vote shares of capital stock of MID owned by 445327 in the manner directed by the Stronach Trust. Belinda Stronach is Frank Stronach's daughter.

      Following the adoption of the designations, Belinda Stronach became a shareholder of 445327 and 445327, the Stronach Trust and Ms. Stronach entered into a unanimous shareholder agreement with respect to 445327 (the "USA"). The combined effect of the Designations and the USA is to provide for (i) the voting of MID capital stock held by 445327 in the manner directed by the Stronach Trust prior to the occurrence of a Transition Event, (ii) the voting of MID capital stock held by 445327 in Belinda Stronach's discretion following the occurrence of a Transition Event, (iii) the revocation of either or both Designations

---------------------                                         ------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                 Page 9 of 11 Pages
---------------------                                         ------------------

and the termination of the USA at the Stronach Trust's discretion prior to the occurrence of a Transition Event and (iv) the revocation of the Second Designation and the termination of the USA only with Belinda Stronach's agreement following the occurrence of a Transition Event. The USA appoints Belinda Stronach as the sole officer and director of 445327.

      The foregoing arrangements are not expected to result in any change in the manner in which MID capital stock held by 445327 is voted prior to the occurrence of a Transition Event. The purpose of the foregoing arrangements is to provide for succession of control over the MID capital stock held by 445327 upon the occurrence of a Transition Event, and prior to the occurrence of a Transition Event such arrangements are revocable by the Stronach Trust.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See Item 4. The description herein of the Designations and the USA and the matters contemplated thereby is qualified in its entirety by reference to the Designations and the USA.

Item 7. Material to be Filed as Exhibits

Exhibit A         Copy of an agreement among the reporting persons to file
                  this statement on Schedule 13D/A on behalf of each of them.

Exhibit B         Resolutions of the Sole Shareholder of 445327 (First
                  Designation)

Exhibit C         Resolutions of the Sole Shareholder of 445327 (Second
                  Designation)

Exhibit D         Shareholder Agreement dated as of March 4, 2005 among 445327, the Stronach Trust and Belinda Stronach.

---------------------                                        -------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                Page 10 of 11 Pages
---------------------                                        -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2005

                                       /s/ Frank Stronach
                                       -----------------------------------------
                                       Frank Stronach


                                       STRONACH TRUST


                                       By: /s/ Frank Stronach
                                          --------------------------------------
                                           Name:  Frank Stronach
                                           Title: Trustee


                                       445327 ONTARIO LIMITED


                                       By: /s/ Belinda Stronach
                                           -------------------------------------
                                           Name:  Belinda Stronach
                                           Title: President


                                       BERGENIE ANSTALT


                                       By: Prasidial Management Anstalt
                                           Director of Bergenie Anstalt


                                       By:/s/ Johannes Dur
                                          --------------------------------------
                                           Name:  Johannes Dur
                                           Title: Deputy Director


                                       By:/s/ Sascha Valenta
                                          --------------------------------------
                                           Name:  Sascha Valenta
                                           Title: Deputy Director

---------------------                                        -------------------
CUSIP No. 559211 10 7            SCHEDULE 13D                Page 11 of 11 Pages
---------------------                                        -------------------


                                 FAIR ENTERPRISE LIMITED


                                 By: /s/ Jennifer Le Chevalier PW
                                     --------------------------------------
                                     Name:  Jennifer Le Chevalier
                                     Title: Director
                                     Name:  Paul Wier
                                     Title: Director


                                 MI DEVELOPMENTS INC.


                                 By: /s/ Richard Crofts
                                    ---------------------------------------
                                     Name:  Richard Crofts
                                     Title: Executive Vice President, Corporate
                                            Development, General Counsel and
                                            Secretary